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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Portec Rail Products, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

736212 10 1

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 736212 10 1

1.	Names of Reporting Persons: Harold D. Harrison and Sharron A. Harrison are filing this Schedule 13G as a group.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America (for each member of the group)

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 612,112 (See Item 4 below for the number of shares beneficially owned by each member of the group).

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 612,112 (See Item 4 below for the number of shares beneficially owned by each member of the group).

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 612,112 (See Item 4 below for the number of shares beneficially owned by each member of the group).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not Applicable.

11.	Percent of Class Represented by Amount in Row (9): 6.4% (See Item 4 below for percent of class beneficially owned by each member of group).

12.	Type of Reporting Person: IN (for each member of the group)

Item 1(a). Name of Issuer:

     Portec Rail Products, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

900 Old Freeport Road
Pittsburgh, PA 15238-8250

Item 2(a). Name of Person Filing:

     Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Harold D. Harrison and Sharron A. Harrison are filing this Schedule 13G as a group. The Joint Filing Agreement of Harold D. Harrison and Sharron A. Harrison is attached hereto as Exhibit A.

Item 2(b). Address of Principal Business Office or, if none, Residence:

685 Spring Street
# 168
Friday Harbor

(for each member of the group)

Item 2(c). Citizenship:

United States of America (for each member of the group)

Item 2(d). Title of Class of Securities:

     Common Stock, par value $1.00 per share

Item 2(e). CUSIP No.:

     736212 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     Not Applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned:

612,112 shares of Common Stock (1)

(b)	Percent of Class:

          6.4% (Based on 9,601,779 shares of the Company’s Common Stock reported as outstanding as of March 15, 2005 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004) (1)

(c)	Number of shares as to which the person filing has:

(i)	Sole power to vote or to direct the vote:

612,112 shares of Common Stock (1)

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of:

612,112 shares of Common Stock (1)

(iv)	Shared power to dispose or to direct the disposition of:

-0-

(1) Harold D. Harrison owns of record 306,056 shares of Common Stock (3.2%) as to which he holds sole voting power and sole dispositive power. Pursuant to the terms of a Lock Up Agreement with the Company, dated as of July 20, 2004 (the “Lock Up Agreement”), Mr. Harrison agreed not to sell or otherwise dispose of his shares prior to September 30, 2005 without the prior written consent of the Company, which consent may be withheld in the Company’s sole discretion. 177,334 of Mr. Harrison’s shares are being held in an escrow account pursuant to an Escrow Agreement with National City Bank, dated as of September 30, 2004 (the “Escrow Agreement”), that provides for the delivery to Mr. Harrison of such shares in four approximately equal annual installments, beginning January 3, 2006 and ending on January 3, 2009 (three installments of 44,333 shares and one installment of 44,335 shares), subject to certain conditions set forth in the Escrow Agreement, including Mr. Harrison’s continued employment with Salient Systems, Inc., a wholly-owned subsidiary of the Company.

     Sharron A. Harrison owns of record 306,056 shares of Common Stock (3.2%) as to which she holds sole voting power and sole dispositive power. Under the terms of the Lock Up Agreement, Ms. Harrison agreed not to sell or otherwise dispose of her shares prior to September 30, 2005 without the prior written consent of the Company, which consent may be withheld in the Company’s sole discretion.

     Harold D. Harrison and Sharron A. Harrison are husband and wife. Each of them disclaims beneficial ownership of shares of Common Stock owned by the other, and this filing shall not be construed as an admission that either of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such shares of Common Stock of the other.

     Leif Harrison, 35, the son of Harold D. and Sharron A. Harrison, also owns shares of the Company’s Common Stock. He is not being included as a member of the filing group as he is independent from, and does not live with, his parents and is not subject to any agreement regarding the voting of his shares.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

In lieu of a separate exhibit, please see Item 2(a).

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2005	By:	/s/ Harold D. Harrison
Harold D. Harrison

Dated: April 20, 2005	By:	/s/ Sharron A. Harrison
Sharron A. Harrison

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing by each of them of Schedule 13G with respect to the shares of Common Stock, par value $1.00 per share, of Portec Rail Products, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the date set forth beside their respective names.

Dated: April 20, 2005	By:	/s/ Harold D. Harrison
Harold D. Harrison

Dated: April 20, 2005	By:	/s/ Sharron A. Harrison
Sharron A. Harrison